SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 23, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SBSP3: R$133.00/thousand shares
SBS: US$11.99 (ADR=250 shares)
# shares: 28,480 million
Market capitalization: R$3,787.8 billion
Closing price: November 12, 2004

SABESP announces third quarter 2004 results

São Paulo, November 12, 2004 SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (NYSE: SBS ; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, today announces its results for the third quarter 2004 (3Q04). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the third quarter of 2003.

Highlights

  The conclusion of the campaign aimed at water consumption reduction on September 15;

  Recovery trend of volume of water and sewage billed to the retail market;

  Net Income of R$235.5 million in the quarter.

1. SABESP posted 4.9% net revenue growth with a small variation in EBITDA.

(R$ million)

Highlights	3Q03	3Q04	Chg. %

Net Operating Revenues	1,036.4	1,086.8	4.9%
EBIT (*)	385.9	351.5	(8.9%)
EBITDA (**)	512.9	503.8	(1.8%)
EBITDA Margin	49.5%	46.4%
Net Income (Loss)	28.9	235.5	714.9

(*)	Earnings Before Interest and Taxes
(**)	Earnings Before Interest, Taxes, Depreciation and Amortization

SABESP recorded net revenue of R$1,086.8 million and EBITDA of R$503.8 million in 3Q04. The result of the period end, R$235.5 million net income, is a reflection of the positive effect from the Brazilian Real 8.0% appreciation versus US Dollar in the period and tariff readjustment of 6.78% in August 2004.

2. Gross Operating Revenue – 6.2% growth

The 6.2% growth at gross operating revenue is due to the recovery trend from the retail market.

The 6.78% tariff readjustment effect as from August 29, 2004, bumped in 1.95% the month of September, resulting in a small variation in the operating revenues amount. The complete readjustment will be fully implemented to revenues up to November.

Revenues were also offset by the reduction on water consumption, with the migration of some consumers to the lower tariff level and by the R$36.3 million bonus paid this quarter, which represented 3.2% of total gross operating revenue.

Volume of water and sewage billed to the retail market increased by 3.1%. The following tables show the water and sewage services volume billed to retail by type of use and region, in the third quarter of 2003 and 2004 (non audited):

VOLUME OF WATER AND SEWAGE BILLED TO THE RETAIL MARKET - million m3

Type of user	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	3Q03	3Q04%		3Q03	3Q04%		3Q03	3Q04%
Residential	296.2	305.2	3.0	228.0	237.6	4.2	524.2	542.8	3.5
Commercial	35.3	35.6	0.8	31.5	32.0	1.6	66.8	67.6	1.2
Industrial	7.7	8.1	5.2	7.3	7.8	6.8	15.0	15.9	6.0
Public	11.7	11.1	(5.1)	9.0	8.8	(0.2)	20.7	19.9	(3.9)
Total	350.9	360.0	2.6	275.8	286.2	3.8	626.5	646.2	3.1

VOLUME OF WATER AND SEWAGE BILLED TO THE RETAIL MARKET – million m3

By Region	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	3Q03	3Q04%		3Q03	3Q04%		3Q03	3Q04%
Metropolitan	231.5	239.6	3.5	184.8	194.1	5.0	416.3	433.7	4.2
Reg. Systems*	119.2	120.4	1.0	91.0	92.1	1.2	210.2	212.5	1.1
Total	350.7	360.0	2.6	275.8	286.2	3.8	626.5	646.2	3.1

(*)	Composed of the Coastal and Interior regions.

3. Costs, Administrative and Selling Expenses

Costs, administrative and selling expenses increased R$84.8 million or 13.0%.

Bellow we present the main variations

(R$ million)

	3Q03	3Q04	Difference	Chg. %

Salaries and Payroll Charges	254.2	265.8	11.6	4.6
General Supplies	21.7	22.4	0.7	3.2
Treatment Supplies	21.5	19.7	(1.8)	(8.4)
Third Party Services	81.1	102.8	21.7	26.8
Electric Power	82.4	94.0	11.6	14.1
General Expenses	27.3	26.0	(1.3)	(4.8)
Depreciation and Amortization	127.0	152.3	25.3	19.9
Credit Write-offs	29.6	46.2	16.6	56.1
Tax Expenses	5.7	6.1	0.4	7.0

Costs, Administrative and Selling Expenses	650.5	735.3	84.8	13.0

3.1. Salaries and Payroll Charges

Salaries and payroll charges grew R$11.6 million or 4.6%. This increase is mainly related to the increase in wages of 4.2% beginning May 2004, as a result of the collective labor agreement.

3.2. General Supplies

General supplies posted a R$0.7 million increase or 3.2%, mainly due to maintenance of residential connections.

3.3. Treatment Supplies

Treatment supplies expenses dropped by R$1.8 million or 8. 4%, principally due to lower consumption of active carbon, as a result of lower temperatures recorded this year, what is unfavorable for the proliferation of algae, leading to reduced consumption of this product, whose main function is to stop the odor and taste left in the water, and to lower consumption of ferric chloride, which is used as a coagulant in the water treatment process.

3.4. Third Party Services

Third party services increased by R$21.7 million or 26.8%, motivated by technical professional services, related to contracts with financial institutions for the 6th Debentures issuance and technical services for the data conversion to be used in the creation of SABESP’s digital database system of geographic information at the São Paulo metro area. Other expenses that impacted third party services are marketing and advertising expenses, following media campaigns, and paving and sidewalk replacements.

3.5. Electric Power

Electric power presented an increase of R$11.6 million or 14.1%, motivated by the average increase of 13.6% in electric power tariffs and 0.5% Emergency Capacity Charge (ECE) readjustment. Regarding electric power consumption, there was a 0.2% drop in the third quarter of 2004 (510,442 MWh) in comparison to the same period of 2003 (511,407 MWh) due to lower water consumption, started in May 2004.

3.6. General Expenses

General expenses recorded a drop of R$1.3 million or 4.8%, mainly due to contingencies. The provision for 3Q04 was lower than the one of 3Q03.

3.7. Depreciation and Amortization

Depreciation and amortization grew by R$25.3 million or 19.9%, as a result of transfer of works in place from permanent asset to operating permanent assets.

3.8. Credit Write-offs

Write-offs increased by R$16.6 million, or 56.1%, of which R$7.1 million were due to the impact of August 2003 tariff readjustment, and R$9.5 million to lower recovery during this quarter. In 3Q03, R$8.3 million in precatory letters issued by the São Bernardo do Campo were received.

3.9. Tax Expenses

Tax expenses posted an increase of R$0.4 million or 7.0%, due to the provisional contribution on financial activities – CPMF

4. Financial Expenses and Monetary Variations

4.1 Financial Expenses

Financial expenses posted a decreased of R$61.0 million or 23.2%, due to:

  Provisions, a drop of R$32.8 million, due to higher provisions for lawsuits with suppliers and other judicial actions occurred during 3Q03;

  Interest expenses on domestic loans and financing caused a decrease of R$16.2 million, due to lower Certificates of Interbank Deposits (CDI) annual interest rate used to calculate interest of the debentures issued by SABESP;

  Interest expenses on external financing caused a decrease of R$12.4 million, due to Real exchange rate appreciation versus US Dollar registered in the 3Q04, affecting provisioned interest over its respective balance;

4.2 Monetary Exchange Variation

The monetary exchange variation presented a drop of R$315.3 million, due to Real exchange rate appreciation versus US Dollar of 8.0% in 3Q04 compared to an depreciation of 1.8% which occurred in 3Q03, affecting loans denominated in foreign currency

5. Financial revenues and active monetary variation

5.1 Financial Revenue

Financial revenues presented a decrease due to lower financial applications.

5.2 Active monetary variation

Active monetary variation posted a decrease due to the impact of monetary variation over São Bernardo do Campo’s precatory letter on the 3Q03.

6. Operating Indicators

As can be seen in the following table, the Company continues to expand its services (non audited data).

Operational Indicators	3Q03	3Q04	Chg. %

Water connections (1)	6,012	6,323	5.2
Sewage connections (1)	4,426	4,708	6.4
Population directly served – water (2)	21.2	22.3	5.2
Population directly served - sewage (2)	17.0	18.1	6.5
Bulk Water Sales billed (3)	87.0	62.5	(28.2)
Retail Water Sales billed (3)	350.7	360.0	2.7
Sewage Services Sales billed (3)	275.8	286.2	3.8
Number of employees	18,349	17,775	(3.1)
Operating productivity (4)	569	620	9.0

Notes:
(1)	In 1,000 units at the end of the period.
(2)	Million of inhabitants at the end of the period (does not include bulk services).
(3)	In million m³.
(4)	Number of water and sewage connections per employee.

7. Funding

7.1. FEHIDRO – State Water Resources Fund

On September 27, 2004, four enterprises were contracted, totaling a R$2.9 million investment, where R$900 thousand are proceeds from refundable financing lines – interest rate of 6.0% p.a. above the TJLP (long term interest rate), with a counterpart of R$2 million.

7.2. Marketable Securities Distribution Program and Debentures issuance

On September 17, 2004, the Company had its first Marketable Securities Distribution Program approved and filed with the Brazilian Securities and Exchange Commission – CVM, on the amount of R$1.5 billion, with two years maturity, and it has also registered its 6th Debentures Issuance, with no guarantee, on the amount of R$600 million, on the extension of the abovementioned First Program.

The 6th Debenture Issuance has the following characteristics:

  Issuance Date: September 1, 2004

  Series, Amount, Interest, Maturities and Due Dates:
  1st Series: R$231.813 million, CDI + 1.75% pa, 3 years, SEP-01-2007;
  2nd Series: R$188.267 million, IGPM + 11% pa, 5 years, SEP-01-2009; and
  3rd Series: R$179.92 million, IGPM + 11% pa, 6 years, SEP-01-2010.

The proceeds from the Issuance were used to:

  settle R$130 million Promissory Notes, issued on July 16, 2004;

  settle R$367 million debentures of the 3rd Issuance, on September 24, 2004, of a R$413 million total, R$46 million of which were held on Treasury; and

  settle other financial liabilities due on 2004.

8. Settlement of Loans and Financing

Total indebtedness payable by the end of 2004 amounts to R$231 million. The amount denominated in US Dollar corresponds to R$119 million

INSTITUTION	Oct-Dec 2004	2005	2006	2007	2008	2009	2010 and onwards	TOTAL

DOMESTIC
Banco do Brasil	41	173	188	205	223	242	1,293	2,365
Caixa Econômica Federal	9	38	41	44	47	51	274	504
Debentures	25	247	248	379	-	191	183	1,273
BNDES	-	5	21	22	22	22	60	152
Other	1	3	4	4	4	4	8	28
Interest and Charges	36	16	-	-	-	-	-	52

Domestic Total	112	482	502	654	296	510	1,818	4,374

INTERNATIONAL
World Bank	6	13	12	7	-	-	-	38
Société Génerale	1	3	4	-	-	-	-	8
BID	35	108	120	120	82	82	742	1,289
Eurobonus	-	786	-	-	643	-	-	1,429
Deutsche Bank Luxembourg	29	57	-	-	-	-	-	86
Interest and Charges	48	18	-	-	-	-	-	66

International Total	119	985	136	127	725	82	742	2,916

Total	231	1,467	638	781	1,021	592	2,560	7,290

9. SABESP’s Shares Global Public Offering

On October 29, 2004 , it was published  the announcement of the  start  of the public offering of 5,272,314,946 non par book-entry common shares issued by SABESP, held by the São Paulo Government and Companhia Paulista de Participações – CPP, in both the domestic and international markets. The announcement of the Global Offering closing, including the distribution final amounts, will be further published.

10. Conference Call and Webcast Details

English:	Wednesday, November 24, 2004 10 a.m. – US EST Phone: +1 973 9358511 Conference ID: 5379498 or SABESP

Portuguese:	Wednesday, November 24, 2004 8 a.m. – US EST Phone: 5511 2101-1490 Conference ID: SABESP

For additional information please contact the Investor Relations Department:

Mario Sampaio	Marisa Guimarães
(11) 3388-8664	(11) 3388-9135
maasampaio@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law	R$ thousand

	3Q04	3Q03%

Sales/Services Gross Revenues	1.148.349	1.081.814	6,2
Water Supply - Retail	594.114	554.670	7,1
Water Supply - Wholesale	54.266	66.026	(17,8)
Sewage Collection and Treatment	478.922	437.455	9,5
Other Services	21.047	23.663	(11,1)

Gross Revenue Deductions (Cofins/Pasep)	(61.514)	(45.420)	35,4

Net Sales	1.086.835	1.036.394	4,9

Cost of Goods and/or Services Sold	(554.247)	(496.790)	11,6

Gross Profit	532.588	539.604	(1,3)

Selling Expenses	(111.295)	(97.632)	14,0
General & Administrative Expenses	(69.754)	(56.138)	24,3
Net Interest Income (Expense)	22.544	(316.953)	(107,1)

Operating Result	374.083	68.881	443,1

Non Operating Expenses (Income)	517	(599)	(186,3)

Income Before Taxes	374.600	68.282	448,6

Provivision for Income Tax/Social Contribution	(132.754)	(42.482)	212,5
Provivision for Deferred Income Tax/Social Contribution	2.469	11.877	(79,2)

Extraordinary Item Net of IT and SC	(8.780)	(8.781)	-

Net Income	235.535	28.896	715,1

Shares Outstanding (1000 shares)	28.479.577	28.479.577
EPS (R$/1000 shares)	8,27	1,01	715,1

Depreciation and Amortization	152.267	127.016	19,9
EBITDA	503.806	512.850	(1,8)
% of net sales	46,4%	49,5%

Balance Sheet

Brazilian Corporate Law	R$thousand

ASSETS	09/30/04	12/31/03

Cash and Cash Equivalents	298.458	281.013
Clients - Accounts Receivables	858.279	811.701
Inventory	19.186	22.308
Tax loss carryforwards	28.635	-
Deferred Taxes and Contributions	43.104	29.684
Other Receivables	-	13.015

Total Current Assets	1.247.662	1.157.721

Clients - Accounts Receivables	253.597	185.090
Accounts Receivable from Shareholders
GESP Agreement	479.086	484.800
Accounts Receivables	228.192	170.363
Indemnities Receivable	148.794	148.794
Judicial Deposits	17.161	17.576
Deferred Taxes and Contributions	250.069	222.804
Other Receivables	28.588	30.583

Total Long-Term Assets	1.405.487	1.260.010

Investments	1.917	740
Permanent Assets	14.003.252	14.063.248
Deferred Assets	40.933	48.951

Total Permanent Assets	14.046.102	14.112.939

Total Assets	16.699.251	16.530.670

LIBILITIES	09/30/04	12/31/03

Suppliers and Constructors	36.319	51.934
Loans and Financing	1.542.299	996.998
Salaries and Payroll Charges	168.174	135.294
Provivion for Judicial Pendencies	26.765	19.266
Interest on Own Capital Payable	37.961	242.524
Taxes and Contributions	126.072	84.488
Deferred Taxes and Contributions	68.661	45.502
Other Payables	63.482	152.316

Total Current Liabilities	2.069.733	1.728.322

Loans and Financing	5.747.916	6.267.265
Deferred Taxes and Contributions	125.269	121.117
Taxes and Contributions	275.428	282.214
Provision for Contingencies	432.973	384.571
Pension Fund Obligations	203.245	145.540
Other Payables	27.329	24.698

Total Long-Term Liabilities	6.812.160	7.225.405

Capital Stock	3.403.688	3.403.688
Capital Reserves	52.770	50.739
Revaluation Reserves	2.643.782	2.723.720
Profit Reserves	1.398.796	1.398.796
Retained Earnings	318.322	-

Shareholder's Equity	7.817.358	7.576.943

Total Liabilities and Shareholder's Equity	16.699.251	16.530.670

Statements of Cash Flow

Brazilian Corporate Law	R$thousand

Description	Jul-Sep/04	Jan-Sep/04

Cash flow from operating activities
Net income (loss) for the period	235.535	277.686
Adjustments for reconciliation of net income (loss)
Deferred income tax and social contribution	907	1.095
Provisions for contingencies	18.762	60.317
Liabilities related to pension plans	22.348	67.162
Property, plant and equipment received as donations (Private Sector)	(2.012)	(4.599)
Loss in the wirte-off of property, plant and equipment	1.305	17.581
Gain in the sale of investment	-	-
Gain in the sale of property, plant and equipment	-	-
Depreciation	143.991	418.058
Amortization	8.276	26.954
Interest calculated on loans and financing payable	184.834	534.963
Foreign exchange loss on loans and financing	(201.617)	21.040
Monetary exchange loss on interest on own capital	3.018	9.511
Provisions for bad debt	46.209	152.526

	461.556	1.582.294

(Increase) decrease in assets
Clients	(165.371)	(251.734)
Accounts receivable from shareholders	-	-
Inventories	1.161	3.122
Tax loss carryforwards	30.631	(744)
Other accounts receivable	(13.312)	(29.345)
Clients – long term	(73.612)	(123.982)
Accounts receivable - State of São Paulo Government	(33.907)	(70.541)
Judicial deposits	(356)	415
Other long term receivables	(722)	819

	(255.488)	(471.990)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	12.055	(15.615)
Salaries and payroll charges	10.873	32.880
Provision	-	-
Interest on own capital payable	-	-
Taxes and contributions	57.245	41.584
Other accounts payable	8.631	5.316
Provision of Contingencies	(1.132)	(4.416)
Taxes and contributions – long term	(2.704)	(6.786)
Other accounts payable - long term	(8.526)	(6.826)

	76.442	46.137

Net cash from operating activities	282.510	1.156.441

Cash flow from investing activities
Acquisition of property, plant and equipment	(149.790)	(467.481)
Sale of investment	-	-
Sale of property, plant and equipment	-	175
Increase in Deferred Assets	(174)	(298)

Net cash used in investing activities	(149.964)	(467.604)

Cash flow from financing activities

Loans and Financing - short term
Funding	130.000	130.000
Payments	(133.787)	(133.787)
Loans and Financing - long term
Funding	637.237	740.439
Payments	(633.261)	(1.281.199)
Interest on own Capital
Interest on own capital payment	62.818	(126.845)

Net cash used in financing activities	63,007	(671,392)

Net increase (decrease) in cash equivalents	195.553	17.445

Cash and cash equivalents at the beginning of the period	102.905	281.013
Cash and cash equivalents at the end of the period	298.458	298.458
Change in Cash	195.553	17.445

Additional information on cash flow
Interest and payable taxes for loans and financing	176.215	543.904
Capitalization of interest and financial charges	(11.642)	14.496
Payable income tax and social contribution	24.408	92.118
Property, plant and equip. received as donations and/or paid in stocks	914	2.031
COFINS and PASEP taxes payable	41.326	130.308

Transactions that does not affet the cash flow
Acquisition regarding São Bernardo do Campo
Acquisition price	415.471	415.471
Carryforward accounts receivable	(265.432)	(265.432)
Amount payable	6.377	6.377
Amount paid	16.129	94.149

Balancing accounts - Agreemente w/ State of São Paulo Government	(120.904)	(126.532)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 23, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.